Exhibit 99.1

IPA Responds to 13D Filing

IPA responds to 13D Filing by Ingalls & Snyder, LLC

VICTORIA, British Columbia--(BUSINESS WIRE)--August 9, 2023--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an advanced biotherapeutic research and technology company, today issued the following statement in response to the Schedule 13D filing made on July 7, 2023 by Ingalls & Snyder, LLC a New York-based investment manager.

"IPA’s Board of Directors and management team value constructive input and welcome open communication with our shareholders including Ingalls & Snyder, LLC. We are committed to acting in the best interest of IPA and strive to have the optimal board of directors’ composition to attain IPA’s strategic priorities and to maximize long-term shareholder value," said Dr. James Kuo, Chair of the Board of IPA. "We have opened the dialogue with Ingalls & Snyder LLC and will continue to engage in discussions with them as we carefully consider their views. We will update shareholders in due course."

Underscoring this commitment, IPA announced that it has recently begun interviewing potential candidates to refresh its board of directors (the “Board”) in its search for the optimal Board composition.

Majority Voting Policy

Furthermore, in its commitment to address shareholders’ concerns and as part of its continuous review and improvement process, the Company announced that the Board has also adopted a majority voting policy (the “Majority Voting Policy”) based on its belief that each of its directors should carry the confidence and support of IPA’s shareholders and its commitment to upholding high standards in corporate governance. Under the Majority Voting Policy, any director who receives more "withheld" votes than "for" votes will be required to tender his or her resignation to the Board. Absent extraordinary circumstances, the Board is expected to accept such resignation. The Majority Voting Policy is effective immediately.

The full text of the Majority Voting Policy is available under the Company’s profile at www.sedarplus.com, or www.sec.gov and on the Company’s website at www.ipatherapeutics.com.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, Biostrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements regarding the expected outcome of adopting the Majority Voting Policy, as well as the expected results of the ongoing board refreshment process. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the ongoing board refreshment process may not yield desired results, as well as those risks discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedarplus.com), and the Company’s Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investors: investors@ipatherapeutics.com